SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONDEMNS EU COMMISSION BIAS AS BRUSSELS RUBBER-STAMPS BA'S TAKEOVER OF BMI, WHILE BLOCKING RYANAIR'S 2006 OFFER FOR AER LINGUS

Ryanair, Europe's favourite airline, today (30th March) condemned the European Commission's discriminatory application of competition rules in the airline sector, as the EU Commission rubber-stamped IAG/BA's acquisition of BMI British Midland from Lufthansa, which further concentrates BA's power and control over the heavily congested London Heathrow slots.  BA/IAG's share of Heathrow slots will as a result of this rubber-stamped merger rise from 45% to some 55%.

Ryanair noted that this merger which has been approved in Phase 1 by the Commission, is yet another in the long list of EU flag carrier mergers which have been rubber-stamped and approved by the EU Commission.  These mergers involving BA/ Iberia/ BMI; Air France/KLM/Alitalia and Lufthansa/Austrian/Swiss/SN Brussels account for well over 50% of all EU passenger journeys.  Ryanair finds it remarkable that while every major flag carrier merger has been rubber-stamped by the EU Commission over the last 20 years, Ryanair's 2006 offer for Aer Lingus, an airline which accounts for less than 1% of EU air travel, is the only significant EU airline merger that was prohibited, yet a merger of Ryanair and Aer Lingus would account for less than 50% of Dublin Airport's current 35MPPA capacity.

Ryanair's Michael O'Leary said:

"Today's rubber-stamping of BA's purchase of BMI from Lufthansa, shows yet again that the EU Commission has one rule for Europe's flag carriers, but different rules for Ryanair.  While we have no objection to BA's acquisition of BMI, it will undoubtedly lead to higher fares and higher fuel surcharges, and give BA/IAG even greater control (over 55% of slots) at the heavily congested London-Heathrow.  It also exposes again, the Commission's discrimination against Ryanair in its 2006 prohibition of our offer for Aer Lingus, an airline which accounts for less than 1% of EU air travel and where Ryanair and Aer Lingus combined would have less than 50% of the total capacity at Dublin Airport, an airport which is now operating just over half of its available (35MPPA) capacity.

"While the European Commission was rushing through its rubber-stamping of BA's purchase of BMI British Midland, it has again failed to take any action to require illegal State Aid to be repaid by Europe's flag carriers including Air France, Alitalia, Malev and more recently Spanair.

"Whether its state aid or merger policy, the European Commission clearly has a set of rules for flag carriers and a different set for Ryanair".

For further information please contact:
Stephen McNamara              Joe Carmody
                                                                Ryanair Ltd                            Edelman
                                                               Tel: +353-1-8121212            Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 March, 2012
By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary